UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2026 (Report No. 4)

Commission file number: 001-41260

MARIS-TECH LTD.
(Translation of registrant’s name into English)

2 Yitzhak Modai Street
Rehovot, Israel 7608804
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Special General Meeting of Shareholders

Attached hereto and incorporated herein is Maris-Tech Ltd.’s (the “Registrant”) Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on November 10, 2026 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value per share (“Ordinary Shares”), of the Registrant at the close of business on October 23, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Incorporation By Reference

This Report of Foreign Private Issuer on Form 6-K (the “Report”) is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration No. 333-274826 and No. 333-297307) and Registration Statement on Form F-3 (Registration No. 333-270330 and No. 333-294280), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on November 10, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: October 20, 2026	By:	/s/ Nir Bussy
		Name:	Nir Bussy
		Title:	Chief Financial Officer

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